UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                           WYNDHAM INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    983101106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                RICHARD A. MITCHELL, CMS AFFILIATED PARTNERSHIPS,
                    1926 ARCH STREET, PHILADELPHIA, PA 19103
                                 (215) 246-3032
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  JUNE 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 2 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS Co-Investment Subpartnership
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   821,886
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   821,886
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 3 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS Co-Investment Partnership, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 4 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS Co-Investment Partners I-Q, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 5 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS Co-Investment Associates, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 6 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS 1997 Investment Partners, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 7 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      MSPS Co-Investment, Inc.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    CO
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 8 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS 1997, Inc.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    CO
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                           Page 9 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS Diversified Patners, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      WC
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   27,939
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   27,939
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                          Page 10 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS/DP Associates, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                          Page 11 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      MSPS/DP, Inc.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    CO
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                          Page 12 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS 1995 Investment Partners, L.P.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    PN
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

                                 SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 983101106                                          Page 13 of 13 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      CMS 1995, Inc.
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
      |                                                                (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS
      |
      |      N/A
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Delaware
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |   0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |   849,825 (See Item 5)
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |   0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |   849,825 (See Item 5)
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |   849,825 (See Item 5)
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |
    |   0.51%
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON
    |
    |    CO
--------------------------------------------------------------------------------

                            [COMPLETE ITEMS 1 THRU 7]

Item 1. Security and Issues.

     The class of equity securities to which this statement relates is the Class A Common Stock, $0.01 par value per share (the "Shares"), of Wyndham International, Inc., a Delaware corporation ("Wyndham"). The principal executive offices of Wyndham are located at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207.

Item 2. Identity and Background.

     This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) CMS Co-Investment Subpartnership, a Delaware general partnership; (2) CMS Co-Investment Partners, L.P., a Delaware limited partnership ("CMS Co-Investment"); (3) CMS Co-Investment Partners I-Q, L.P., a Delaware limited partnership ("CMS Co-Investment I-Q"); (4) CMS Co-Investment Associates, L.P., a Delaware limited partnership ("CMS Associates"); (5) CMS 1997 Investment Partners, L.P., a Delaware limited partnership ("CMS 1997") (6) CMS Diversified Partners, L.P., a Delaware limited partnership ("CMS Diversified"); (7) CMS/DP Associates, L.P., a Delaware limited partnership ("CMS/DP"); (8) MSPS Co-Investment, Inc., a Delaware corporation ("MSPS Co-Investment"); (9) CMS 1997, Inc., a Delaware corporation; (10) MSPS/DP, Inc., a Delaware corporation ("MSPS/DP"); and (11) CMS 1995, Inc., a Delaware corporation.

     CMS Co-Investment Subpartnership is a Delaware general partnership comprised of CMS Co-Investment Partners and CMS Co-Investment Partners I-Q, both of which are principally involved in the business of investment in securities. The general partners of both CMS Co-Investment Partners and CMS Co-Investment Partners I-Q, are CMS Associates and CMS 1997, the former of which is principally engaged in the business of serving as general partner, and the latter of which is engaged in the business of serving as general partner of CMS Co-Investment and CMS Co-Investment I-Q and other investment partnerships as well as in the business of investing in securities. The sole general partner of CMS Associates is MSPS Co-Investment and the sole general partner of CMS 1997 is CMS 1997, Inc. The sole shareholders and directors of both MSPS Co-Investment and CMS 1997, Inc. are Mark I. Solomon and Paul Silberberg. The key executive officers of both MSPS Co-Investment and CMS 1997, Inc. are Paul Silberberg President; Richard A. Mitchell - Vice President; William A. Landman - Vice President; and Ingrid R. Welch - Vice President.

     CMS Diversified is a Delaware limited partnership engaged principally in the business of investment in securities. The general partners of CMS Diversified are CMS/DP and CMS 1995, the former of which is principally engaged in the business of serving as general partner and the latter of which is engaged in the business of serving as general partner of CMS Diversified and other investment partnerships as well as in the business of investing in securities. The sole general partner of CMS/DP is MSPS/DP and the sole general partner of

CMS 1995 is CMS 1995, Inc. The sole shareholders and directors of both MSPS/DP and CMS 1995, Inc. are Mark I. Solomon and Paul Silberberg. The key executive officers of both MSPS/DP, Inc. and CMS 1995, Inc. are Paul Silberberg - President; Richard A. Mitchell Vice President; William A. Landman - Vice President; and Ingrid R. Welch - Vice President.

     The address of each of the Reporting Persons is c/o CMS Affiliated Partnerships, Two Bala Plaza, 333 City Line Avenue, Suite 300, Bala Cynwyd, PA 19004. The principal occupation of each of Messrs. Solomon and Silberberg is to act as director and/or executive officer of CMS Investment Resources, Inc., a Pennsylvania corporation and registered broker-dealer and investment adviser; Capital Management Systems, Inc., a Pennsylvania corporation and company in the insurance brokerage business; and each of MSPS Co-Investment, CMS 1997, Inc., MSPS/DP, CMS 1995, Inc., and other corporations which act as controlling persons, directly or indirectly, of other investment partnerships. The principal occupation of Mr. Landman is to act as the Chief Investment Officer and a Vice President of CMS Investment Resources, Inc., and as an executive officer of each MSPS Co-Investment, CMS 1997, Inc., MSPS/DP, CMS 1995, Inc. and other corporations which act as controlling persons, directly or indirectly, of other investment partnerships. The principal occupation of Mr. Mitchell and Ms. Welch is to act as General Counsel and Associate General Counsel, respectively, of CMS Investment Resources, Inc., and as an executive officer of MSPS Co-Investment, CMS 1997, Inc., MSPS/DP, CMS 1995, Inc. and other corporations which act as controlling persons, directly or indirectly, of other investment partnerships.

     None of the Reporting Persons or any of their officers or directors or partners has been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it or any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Securities Purchase Agreement, dated as of February 18, 1999 and amended as of June 28, 1999 (the "Securities Purchase Agreement"), by and among Wyndham, Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Partnership, L.P. ("Patriot OP"), Wyndham International Operating Partnership, L.P. and certain investors (the "Original Investors"), the Original Investors were entitled, subject to compliance with the terms and conditions set forth therein to purchase 10,000,000 shares of Series B Convertible Preferred Stock, $0.01 per share (the "Series B Preferred Stock"), of Wyndham for aggregate consideration of $1,000,000,000. Certain of the Original Investors subsequently entered into Assignment and Assumption Agreements (the "Assignments") with certain other Investors, including CMS Co-Investment

Subpartnership and CMS Diversified and others who are parties to the Stockholders' Agreement described below, (collectively, the "Co-Investors" and, together with the Original Investors, the "Investors") pursuant to which such Original Investors assigned to the Co-Investors their right to purchase certain of the shares of Series B Preferred Stock that such Original Investors were entitled to purchase under the Securities Purchase Agreement.

     Pursuant to the Securities Purchase Agreement and, in the case of CMS Co-Investment Subpartnership and CMS Diversified, Assignments, the Reporting Persons purchased an aggregate of 73,000 shares of Series B Preferred Stock for an aggregate cash purchase price of $7,300,000. Of this amount, CMS Co-Investment Subpartnership purchased 70,600 shares of Series B Preferred Stock for $7,060,000 and CMS Diversified purchased 2,400 shares of Series B Preferred Stock for $240,000.

     CMS Co-Investment Subpartnership obtained funds to make its purchase from CMS Co-Investment and CMS Co-Investment I-Q, and CMS Diversified, CMS Co-Investment and CMS Co-Investment I-Q obtained funds to make the purchases described herein through capital contributions from their partners.

Item 4.  Purpose of Transactions.

     The Reporting Persons have purchased the Series B Preferred Stock for general investment purposes and retain the right to change their investment intent. Subject to market conditions and other factors, including the restrictive provisions of the Securities Purchase Agreement and the Stockholders' Agreement described below, the Reporting Persons may acquire or dispose of securities of Wyndham from time to time in future open-market, privately negotiated or other transactions. Such acquisitions could include purchases pursuant to the Rights Offering (as defined below) or pursuant to the exercise of preemptive rights as described below. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Series B Preferred Stock purchased by them or other securities of Wyndham held by them.

     The Series B Preferred Stock is convertible, at the option of the holder, into shares of Wyndham Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), which in turn is convertible on a one for one basis into the Shares. For each share of Series B Preferred Stock converted into Class B Common Stock, the holder is entitled to receive that number of shares of Class B Common Stock equal to $100.00 divided by the conversion price of the Series B Preferred Stock, which is currently $8.59 per share, subject to adjustment, in addition to accrued but unpaid dividends. Each share of the Series B Preferred

Stock may also be converted into one share of Series A Convertible Preferred Stock, $0.01 par value per share (the "Series A Preferred Stock"), of Wyndham and, other than certain permitted transfers under the Securities Purchase Agreement, is mandatorily converted into one share of Series A Preferred Stock if it is transferred to unaffiliated transferees. The Series A Preferred Stock will be convertible into Shares at the same conversion rate from time to time in effect at which the Series B Preferred Stock is convertible into shares of Class B Common Stock.

     Both the Series A Preferred Stock and the Series B Preferred Stock will pay quarterly dividends at the rate per annum of 9.75% of the stated amount thereof, with a portion paid in cash and a portion paid in additional shares of Series A Preferred Stock or Series B Preferred Stock, respectively. The Series A Preferred Stock will vote on an as converted basis with the Shares on matters submitted to the holders of the Shares and the Series B Preferred Stock will vote as a separate class on certain specified matters, including specified "change of control" events occurring prior to June 30, 2005. The terms of the Series A Preferred Stock are otherwise identical to the terms of the Series B Preferred Stock, except that the Series A Preferred Stock will not have voting rights, except as required by law or as necessary to permit its listing.

     Under the terms of the Securities Purchase Agreement and the Certificate of Designation for the Series B Preferred Stock (the "Certificate of Designation"), during the 170-day period following the closing of the transactions contemplated by the Securities Purchase Agreement, which occurred on June 30, 1999, Wyndham has the right to redeem on a pro rata basis up to 3,000,000 of the 10,000,000 shares of Series B Preferred Stock currently held by the Investors with the proceeds of (i) a rights offering in which the holders of Wyndham's common stock and Patriot OP's limited partnership interests may purchase for cash up to 3,000,000 shares of Series A Preferred Stock (the "Rights Offering") and/or (ii) the sale of specified assets of Wyndham in excess of a fixed price at or prior to the closing of the Rights Offering, in each case at a redemption price of 102% of the stated amount of $100 per share, plus accrued but unpaid dividends to the redemption date.

     Under the terms of the restated certificate of incorporation of Wyndham (the "Restated Certificate"), on June 30, 1999, the Board of Directors of Wyndham (the "Board") was reconstituted to consist of 19 directors, including eight Class A directors designated by the Board as it existed prior to being reconstituted (the "Prior Board"), eight Class B directors designated by the Investors and three Class C directors mutually designated by the existing Board of Directors and the Investors. The Board is further classified by term of office into three classes of directors, each serving a staggered term of three years, until the annual meeting of Wyndham's stockholders in 2002.

     The number of Class B directors that the Investors are entitled to designate will decrease from seven to zero based on certain specified beneficial ownership percentages of Wyndham Common Stock as more fully set forth in the Restated Certificate.

     The Securities Purchase Agreement provides that until the June 30, 2004, so long as the Investors collectively own more than 15% of the fully diluted Wyndham common stock, in the event that Wyndham proposes to sell Wyndham common stock or securities convertible into Wyndham common stock (other than in the Rights Offering or during the six month period following June 30, 1999), each of the Investors will have the right to purchase a portion of the securities proposed to be sold equal to its percentage ownership of Wyndham's outstanding securities. To the extent that one or more of the Investors does not exercise its purchase rights in full, the unexercised portion of the Investor's purchase rights will be allocated pro rata to the other Investors.

     The Securities Purchase Agreement also provides that, during the six year period following June 30, 1999, the Investors will not (i) acquire any shares of Wyndham common stock or securities convertible for Wyndham common stock, unless the securities are acquired (a) directly from Wyndham in a transaction approved by a majority of the Class A and Class C directors, (b) as a dividend on the Series B Preferred Stock or upon conversion of the Series B Preferred Stock, (c) as part of Wyndham's sale of Series A Preferred Stock or upon conversion of the Series A Preferred Stock, (d) by an affiliate of any Investor over whom the Investor does not control voting decisions or hold over 50% of the outstanding voting securities, (e) as non-voting preferred stock of Wyndham, (f) in the ordinary course of the Investor's market-making activities or as investment adviser or broker-dealer or (g) by an employee, partner or stockholder of an Investor for his individual account if the individual does not acquire beneficial ownership of over 100,000 shares of Wyndham common stock; or (ii) make any public announcement or proposal or solicitation of proxies concerning any business combination, extraordinary transaction, restructuring or recapitalization involving Wyndham or any affiliate of Wyndham or propose to seek representation on the Board or seek to control or influence management, the Board or policies of Wyndham or an affiliate of Wyndham.

     As contemplated by the Securities Purchase Agreement, the Board has adopted a shareholder rights plan (the "Rights Plan") under which rights distributed to Wyndham's stockholders will become exercisable in the event a third party (other than a "Grandfathered Person") acquires beneficial ownership of at least 10% of the outstanding shares of Wyndham common stock. Each Investor will be a "Grandfathered Person" for so long as it complies with the standstill provisions of the Securities Purchase Agreement described above.

     On June 29, 1999, the Investors entered into a Stockholders' Agreement (the "Stockholders' Agreement"), pursuant to which each of (i) Apollo Management IV, L.P. and Apollo Real Estate Management IV, L.P. (collectively, the "Apollo Stockholder") and (ii) THL Equity Advisors IV, LLC ("THL Advisors") (together with the Apollo Stockholder, the "Lead Stockholders") will have the right, for so long as the Investors are entitled to designate eight Class B directors to the Board, to designate four directors to the Board. At such time as the Investors are entitled to designate fewer than eight Class B directors, the right to designate will be allocated as between the Apollo Stockholder and THL Advisors based on a specified formula. For so long as the Stockholders' Agreement is in effect, each of the Investors has agreed to vote its Shares and Series B Preferred Stock in favor of each of the director nominees of the Lead Stockholders.

     The Stockholders' Agreement provides that, for a five year period from June 29, 1999, no Investor may offer, sell or otherwise dispose of its shares of Series B Preferred Stock without the consent of each of the Lead Stockholders, except for (i) transfers to affiliated transferees, (ii) transfers of shares pursuant to the registration rights, tag along rights or drag along provisions described below, (iii) bona fide pledges of shares to a bank, financial institution or other lender and (iv) certain other permitted transfers, subject in case of certain of these transfers to the transferee agreeing to be bound by the provisions of the Stockholders' Agreement. The Stockholders' Agreement does provide, however, for certain "tag-along rights" and "drag-along rights" in favor of non-transferring stockholders with respect to proposed transfers of securities.

     On February 18, 1999, the Original Investors entered into a Registration Rights Agreement (the "Registration Rights Agreement") with Wyndham, pursuant to which the Investors have the right to require Wyndham to register shares of Wyndham preferred stock or shares of Wyndham common stock into which the Wyndham preferred stock converts in one or more registrations and/or pursuant to a shelf registration statement. The Stockholders' Agreement provides, however, that (i) any request for a registration by Wyndham on or prior to the third anniversary of the date of the Stockholders' Agreement shall only be made by or with the consent of both Lead Stockholders, (ii) any request for a registration by Wyndham between the third and fifth anniversaries of the date of the Stockholders' Agreement may only be made by the Apollo Stockholder, Advisors or Beacon Capital Partners, L.P. and its affiliates and (iii) any request for a shelf registration statement on or prior to the fifth anniversary of the date of the Stockholders' Agreement may be made only by or with the consent of the Lead Stockholders.

     The Securities Purchase Agreement, the Assignment to which any of the Reporting Persons is a party, the Stockholders' Agreement and the Registration Rights Agreement described are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The Certificate of Designation, the Restated Certificate and the Rights Plan have been filed as exhibits to filings by Wyndham with the Securities and Exchange Commission. The foregoing descriptions of such agreements are not intended to be complete and are qualified in their entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b). By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As of the date hereof, to the knowledge of the Reporting Persons, the Investors collectively own an aggregate of 116,414,435 Shares (or 39.2% of the Shares outstanding at July 9, 1999, based on information provided by Wyndham (the "Outstanding Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

     CMS Co-Investment Subpartnerships has obtained direct beneficial ownership of 821,886 Shares pursuant to the Securities Purchase Agreement and the Assignment and Assumption Agreement, representing approximately 0.49% of the Outstanding Shares. CMS Co-Investment Subpartnership has sole voting and sole dispositive power with respect to such Shares. CMS Co-Investment Subpartnership; CMS Co-Investment and CMS Co-Investment I-Q, as partners in CMS Co-Investment Subpartnership; and CMS Associates and CMS 1997 as general partners of CMS Co-Investment and CMS Co-Investment I-Q, may be deemed to share voting and dispositive power with respect to 849,825 Shares beneficially owned collectively by CMS Co-Investment Subpartnership and CMS Diversified, which represents approximately 0.51% of the Outstanding Shares.

     CMS Diversified has obtained direct beneficial ownership of 27,939 Shares pursuant to the Securities Purchase Agreement and the Assignment and Assumption Agreement, representing approximately 0.02% of the Outstanding Shares. CMS Diversified has sole voting and sole dispositive power with respect to such Shares. CMS Diversified, CMS/DP and CMS 1997, as general partners of CMS Diversified, may be deemed to share voting and dispositive power with respect to 849,825 Shares beneficially owned by CMS Diversified and CMS Co-Investment Subpartnership, which represents approximately 0.51% of the Outstanding Shares.

     All of the foregoing information as to number of Shares and percentage of Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock. In addition, as discussed above, the numbers of shares listed above are each subject to reduction of up to 30% if redeemed by Wyndham with the proceeds of the Rights Offering, depending upon the participation of Wyndham's stockholders in the Rights Offering.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement and/or an Assignment.

     (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Items 3, 4 and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

     Except for the agreements described in Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of Wyndham including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1:* Joint Filing Agreement dated as of July 12, 1999 by and among the Reporting Persons.

        Exhibit 2: Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and the investors set forth on the signature pages thereto (incorporated herein by reference to Exhibit 99.1 to Wyndham's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 1999).

        Exhibit 3:* Amendment dated as of June 28, 1999 to Securities Purchase Agreement dated as of February 18, 1999 by and among Wyndham, Patriot, Patriot American Hospitality

                       Partnership, L.P., Wyndham International Operating Partnership, L.P. and the Investors set forth on the signature pages thereto.

        Exhibit 4:* Stockholders' Agreement dated as of June 29, 1999 by and among the Stockholders named therein.

        Exhibit 5:* Registration Rights Agreement dated as of February 18, 1999 by and among Wyndham and the persons listed on the signature pages thereto.

        Exhibit 6:* Assignment and Assumption Agreement dated as of June 22, 1999 by and among Apollo Real Estate Investment Fund III, L.P. and Apollo Investment Fund IV, L.P., as Assignors, and CMS Co-Investment Subpartnership and CMS Diversified Partners, L.P., as Assignees.

        * Filed herewith.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

                                       CMS CO-INVESTMENT SUBPARTNERSHIP,

                                       By: CMS Co-Investment Partners, L.P.,
                                       By: CMS/Co-Investment Associates, L.P.,
                                       By: MSPS/Co-Investment, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       By: CMS 1997 Investment Partners, L.P.,
                                       By: CMS 1997, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       By: CMS Co-Investment Partners I-Q, L.P.,
                                       By: CMS/Co-Investment Associates, L.P.,
                                       By: MSPS/Co-Investments, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       By: CMS 1997 Investment Partners, L.P.,
                                       By: CMS 1997, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                    [Signatures continued on following page]

                                       CMS CO-INVESTMENT PARTNERS, L.P.,

                                       By: CMS Co-Investment Associates, L.P.,
                                       By: MSPS Co-Investment, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       By: CMS 1997 Investment Partners, L.P.,
                                       By: CMS 1997, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       CMS CO-INVESTMENT PARTNERS I-Q, L.P..,

                                       By: CMS Co-Investment Associates, L.P.,
                                       By: MSPS Co-Investment, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:

                                       By: CMS 1997 Investment Partners, L.P.,
                                       By: CMS 1997, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       CMS CO-INVESTMENT ASSOCIATES, L.P.,
                                       By: MSPS Co-Investment, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                    [Signatures continued on following page]

                                       MSPS CO-INVESTMENT ASSOCIATES, L.P.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       CMS 1997 INVESTMENT PARTNERS, L.P.,
                                       By: CMS 1997, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       CMS 1997, INC.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       CMS DIVERSIFIED PARTNERS, L.P.,
                                       By: CMS/DP Associates, L.P.,
                                       By:  MSPS/DP, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       By: CMS 1995 Investment Partners, L.P.,
                                       By: CMS 1995, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                    [Signatures continued on following page]

                                       CMS/DP ASSOCIATES, L.P.,
                                       By: MSPS/DP, Inc.,


                                       By:
                                          -------------------------------------
                                          Its:


                                       MSPS/DP, INC.,


                                       By:
                                          ------------------------------------
                                          Its:


                                       CMS 1995 INVESTMENT PARTNERS, L.P.,
                                       By: CMS 1995, Inc.,


                                       By:
                                          ------------------------------------
                                          Its:


                                       CMS 1995, INC.,


                                       By:
                                          -------------------------------------
                                          Its: